Exhibit 99.4

HOME INNS & HOTELS MANAGEMENT INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HMIN)

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Ballot for the Annual General Meeting

Held on November 18, 2014

(or any adjourned or postponed meeting thereof)

I/We ______________________________________________________________________________________ of ____________________________________________________________________________________________,

being the registered holder of _____________________ ordinary shares 1, par value US$0.005 per share, of Home Inns & Hotels Management Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR [2]	AGAINST [2]	ABSTAIN [2]
1.	The special resolutions as set out in Item 1 of the Notice of Annual General Meeting regarding the change of the legal name of the Company from “Home Inns & Hotels Management Inc.” to “Homeinns Hotel Group”, as previously approved by the Company’s board of directors.

Signature(s) [3]

[1]	Please insert the number of shares registered in your name(s) to which this ballot relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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